SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2006

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly-held Company
CNPJ/MF Nº 02.558.115/0001 -21
NIRE 33 300 276 963

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON JANUARY 31, 2006

DATE AND TIME: January 31, 2006, at 10 am.

PLACE: At the head offices of TIM Participações S.A. (“Company”), at Avenida das Américas, 3434, Bloco 01, 7th floor-part, Barra da Tijuca District, Rio de Janeiro, State of Rio de Janeiro.

ATTENDANCE: Messrs. Marco Patuano, Franco Bertone and Isaac Selim Sutton, representing all the members of the Board of Directors. Also attended: Messrs. Josino de Almeida Fonseca, Antônio Abrahão Chalita, Antônio Carlos Rovai, José Antonio Ramos and Sheila Periard Henrique Silva, permanent members of the Statutory Audit Committee of the Company. Also attended: Messrs. Alvaro Pereira de Moraes Filho, Paulo Roberto Cruz Cozza and Fabiano Gallo, members of the Board of Executive Officers of the Company.

INVITED PERSONS: Also attended the meeting: (i) the representatives of Banco de Investimentos Credit Suisse (Brazil) S.A., in charge of preparing, at the request of the Company, the economic valuation report of the companies involved in the share merger transaction mentioned below; (ii) pursuant to the request of TIM Celular S.A., the representatives of Banco ABN AMRO Real S.A., in charge of preparing, at the request to TIM Celular S.A., the economic valuation report of the companies involved in the share merger transaction mentioned below; (iii) the representative of ACAL Consultoria e Auditoria S.S., in charge of preparing, at the request of the Company, the valuation reports, based on the book value and the book value adjusted to market prices of the companies involved in such share merger transaction; and (iv) the representative of Ernst & Young Auditores Independentes S.S., external auditors of the Company.

AGENDA: (1) review and approve the Management Report and the Financial Statements of the Company for the fiscal year ended on December 31, 2005, as audited by Ernst & Young Auditores Independentes S.S.; (2) review, discuss and assess the proposal for the 2006 Capital Budget; (3) review, discuss and assess the proposal for the application of the net profits from the fiscal year 2005 and distribution of dividends; (4) confirm the appointment of the specialized companies responsible for the preparation of the Valuation

Reports of the Company and TIM Celular S.A (“TIM Celular”), according to their corresponding economic values, book values and book values adjusted to market prices (Banco de Investimentos Credit Suisse (Brasil) S.A. and ACAL Consultoria e Auditoria S.S.); (5) review and approve such Valuation Reports of the Company and TIM Celular, according to their economic values, book values and book values adjusted to market prices; (6) review, discuss and assess the proposal of merger into the assets of the Company of all shares issued by TIM Celular, in the terms of the version of the “Merger Agreement of the Shares of TIM Celular S.A. into TIM Participações S.A.”, with subsequent conversion of TIM Celular into a whole-owned subsidiary of the Company, as well as decide on the other actions to be taken as regards such share merger transaction; (7) discuss and approve the hiring of external auditors for the 2006 fiscal year as regards the Company and its whole-owned subsidiaries (TIM Sul S.A. and TIM Nordeste Telecomunicações S.A.); (8) review, discuss and assess the proposal for migration of the Social Security Funds sponsored by the companies TIM Sul S.A. and TIM Nordeste Telecomunicações S.A., whole-owned subsidiaries of the Company, with Fundação SISTEL de Seguridade Social, for a Multi-sponsored Fund linked to the HSBC Fundo de Pensão; (9) elect the new Southern Region Officer of the Company, by virtue of resignation; (10) submit the proposal of a new version of the Statutory Audit Committee Internal Regulations of the Company for approval in the General Meeting of Shareholders; (11) file the resignation of the Chairman of the Board of Directors of the Company, which shall be effective only upon election and office of its substitute, who will be elected by the General Meeting of Shareholders; and (12) approve the convening of the Annual and Special Shareholders’ Meetings of the Company, in order to decide on the matters above (items (1) to (6), (10) and (11).

BOARD: Mr. Marco Patuano – Chairman; and Mr. Fabiano Gallo – Secretary.

DECISIONS: Upon review of the documents and discussions related to the matters contained in the agenda, the members of the Board decided to: (1) approve, unanimously and unrestrictedly, the Management Report and Financial Statements of the Company relating to the fiscal year ended on December 31, 2005, as audited by Ernst & Young Auditores Independentes S.S. The Management Report and the Financial Statements for the fiscal year ended on December 31, 2005 shall be submitted to the approval of the Annual Shareholders’ Meeting of the Company, which shall be held within the term set forth in Section 132 of Law 6,404/76. It is hereby stated that the representative of the external auditors of the Company, who attended this meeting, informed the members of the Board that he had no qualifications or material comments as regards the Financial Statements of the Company hereby approved; (2) upon detailed presentation made by the Board of Executive Officers, approve, by majority of votes, the proposal for the 2006 Capital Budget, in the total amount of R$ 543,245,000.00 (five hundred and forty-three million, two hundred and forty-five thousand reais), in the terms of and according to specifications contained in the document attached hereto. Despite his agreement as regards the amount and the destination of the investments proposed by the Board of Officers, the Board member Isaac Selim Sutton voted against the capital budget hereby approved, due to the fact that, pursuant to his understanding, the investments of the Company should be funded by cash and financial funds from third parties, of medium and long term, being unnecessary the use of profits of the 2005 fiscal year. The Board member Isaac Selim Sutton requested that further detailed information as regards the proposed investments for the fiscal year

2006 be sent to the Board, and that the capital budget for the fiscal year 2007 be presented to this Board prior to the end of the current fiscal year. The proposal for the 2006 Capital Budget hereby approved shall be submitted to the approval of the Annual Shareholders’ Meeting of the Company, which shall be held within the term set forth in Section 132 of the Law 6,404/76; (3) after the presentation of an alternate proposal by the Board member Isaac Selim Sutton, approve, by majority of votes, the proposal of the Board of Executive Officers for application of the net profits of the 2005 fiscal year and distribution of dividends, in the terms of and according to the specifications contained in the document attached hereto, which contemplates the application of R$122,028,794.12 (one hundred and twenty-two million, twenty-eight thousand, seven hundred and ninety-four reais and twelve cents) for the payment of dividends, provided that it is already accounted into such amount the value related to the interest on own capital approved by the Board of Directors on December 14, 2005, in accordance with paragraph 7th of Section 9th of Law 9,249/95 and paragraph 1st of Section 41 of the By-Laws. It is hereby stated that the amount proposed above exceeds the compulsory dividend and the priority dividend of the preferred shared established by the By-Laws of the Company. The alternate proposal presented by the Board member Isaac Selim Sutton which was not approved by the other Board members, consisted of the distribution of additional dividends corresponding to the portion of the profit designated to the Statutory Reserve for the Expansion of the Business, in accordance with the terms of paragraph 2nd of Section 40 of the By-Laws. The proposal for the application of the net profits of the 2005 fiscal year and distribution of dividends shall be submitted to the Annual Shareholders’ Meeting of the Company, which shall be held within the term set forth in Section 132 of Law 6,404/76; (4) confirm, unanimously and unrestrictedly, the appointment and hiring, ad referendum of the General Meeting of Shareholders, (i) of Banco de Investimentos Credit Suisse (Brasil) S.A., financial institution with head offices at Av. Brig. Faria Lima, 3064, 13th floor, in the City of São Paulo, State of São Paulo, enrolled with the National Registry of Corporate Taxpayers of the Ministry of Finance (CNPJ/MF) under No. 33.987.793/0001 -33, in order to prepare the Valuation Report of the Company and TIM Celular, based the audited financial statements dated December 31, 2005, according to their corresponding economic values, by using the discounted cash flow method in order to obtain the adequate parameter to evaluate the Company and TIM Celular, and subsequent definition of the exchange ratio of the shares held by the shareholders of TIM Celular within the scope of the transaction referred to in item 6 below, and (ii) of ACAL Consultoria e Auditoria S.S., a simple company, with head offices at Av. Rio Branco, 181, 18th floor, in the City of Rio de Janeiro, State of Rio de Janeiro, enrolled with the CNPJ/MF under No. 28.005.734/0001 -81, in order to prepare the Valuation Reports relating to the net worth of the Company and TIM Celular, also based the audited financial statements dated December 31, 2005, according to their corresponding book values and book values adjusted to the market prices, in order to comply with the provisions of Sections 252 and 264 of Law 6,404/76; (5) approve, unanimously and unrestrictedly, (i) such Valuation Report at the economic value of the Company and TIM Celular prepared by Banco de Investimentos Credit Suisse (Brasil) S.A., and (ii) such Valuation Reports at book value and book value adjusted to the market prices of the Company and TIM Celular prepared by ACAL Consultoria e Auditoria S.S, which shall be submitted to the approval of the General Meeting of Shareholders of the Company. It is hereby stated that the Board members had full access to and reviewed the valuation report at economic value of TIM Celular and the Company, also based on the audited finanacial statements dated December 31, 2005, such report prepared by Banco ABN AMRO Real S.A., at the request of the management of TIM Celular. Such report prepared by Banco ABN AMRO Real S.A. was made available to the Board members in the context of the process to define the exchange ratio among the shares of the companies involved in the share merger transaction mentioned below; (6) approve, unanimously and unrestrictedly, the proposal for merger into the assets of the Company of all shares issued by TIM Celular, with subsequent conversion of the latter into a whole-owned subsidiary of the Company, in the terms of the final version of the “Merger Agreement of the Shares of TIM Celular S.A. by TIM Participações S.A.”, ensuring that the terms and conditions of such instrument were also approved by the Board members, provided that the exchange ratio of the shares issued by TIM Celular into shares issued by the Company was defined based on the arithmetic average of the average points of the value intervals appraised in the Valuation Reports prepared by Banco Credit Suisse (Brasil) S.A. and by Banco ABN AMRO Real S.A., that is: (i) 15.600 common shares issued by the Company and (ii) 30.200 preferred shares issued by the Company, per 1 (one) common share issued by TIM Celular, to total 45.800 shares issued by the Company in exchange to each 1 (one) share issued by TIM Celular. It is hereby stated that the proposal for share merger described herein shall be timely submitted to the approval of the General Meeting of Shareholders of the Company, that will also decide on the amendment to Sections 5th and 6th of the By-Laws, in order to reflect the new amount and capital composition of the Company, as well as its new authorized capital, provided that the following is the proposal for new wording of such sections: “Section 5 -The subscribed and fully-paid capital amounts to R$5,983,784,511.84 (five billion, nine hundred and eighty three million, seven hundred and eighty four thousand, five hundred and eleven reais, eighty and four cents), represented by 2,322,589,464,253 (two trillion, three hundred and twenty two billion, five hundred and eighty nine million, four hundred and sixty four thousand, two hundred and fifty three) shares of stock, of which 791,117,234,619 (seven hundred and ninety one billion, one hundred and seventeen million, two hundred and thirty four thousand, six hundred and nineteen) are common shares and 1,531,472,229,634 (one trillion, five hundred and thirty one billion, four hundred and seventy two million, two hundred and twenty nine thousand, six hundred and thirty four) are preferred shares, all of them being registered, no par-value shares. Section 6 – The Company may increase the capital upon resolution of the Board of Directors, irrespective of an amendment hereto, up to a limit of 2,500,000,000,000 (two trillion, five hundred billion) shares, either common or preferred. Sole Paragraph – Within the limits of the authorized capital stated in the caput, the Company may grant share options to its officers, employees or individuals rendering services to the Company or to its controlled companies, in compliance with the plan adopted by the Shareholders' Meeting.” The Board members further authorize the members of the Board of Executive Officers of the Company to (a) execute the “Merger Agreement of the Shares of TIM Celular S.A. into TIM Participações S.A.” in its version approved herein, appointing for this task Mr. Paulo Roberto Cruz Cozza, Chief Financial and Investors Relation Officer; (b) arrange for the disclosure of a notice of a material event relating to the matters approved herein as regards the merger of the shares issued by TIM Celular into the assets of the Company; (c) arrange for the filing of the corresponding 6-K forms relating to the share merger with the regulating body of the capital market in the United States of America, the Securities and Exchange Commission - SEC; (d) arrange for the submission of the transaction to the National Agency of Telecommunications – ANATEL; and (e) perform all other acts that may be necessary as regards the proposal for share merger, in the terms set forth herein; (7) pursuant to the proposal approved on December 2, 2005 by the Statutory Audit Committee of the Company, that also works as Audit Committee, approve, unanimously and unrestrictedly, the hiring of the following specialized companies to carry out the auditing process in the Company and its whole-owned subsidiaries in the 2006 fiscal year: TIM Participações S.A.: BR GAAP – Directa Auditores, US GAAP and IFRS – Ernst & Young Auditores Independentes; TIM Sul S.A. and TIM Nordeste Telecomunicações S.A.: BR GAAP, US GAAP and IFRS – Ernst & Young Auditores Independentes; (8) approve, unanimously and unrestrictedly, the proposal submitted by the Board of Executive Officers to migrate the Social Security Funds that the companies TIM Sul S.A. and TIM Nordeste Telecomunicações S.A., whole-owned subsidiaries of the Company, sponsor with Fundação SISTEL de Seguridade Social, for a Multi-sponsored Fund, linked to the financial institution selected in the Brazilian social security market, which is HSBC Fundo de Pensão, as well as authorize the Board of Executive Officers of the Company to take all necessary measures to make possible such migration; (9) in view of the resignation of Mr. José Luiz Marino Liberato from the office of Southern Region Officer of the Company, elect, unanimously and unrestrictedly, Mr. Maurício Roorda, Brazilian, married, engineer, bearer of the identification card No. 7.785.623 SSP/PR, enrolled with the National Registry of Individual Taxpayers of the Ministry of Finance (CPF/MF) under No. 040.910.698 -43, with business address at Rua Comendador Araújo, 299, 5th floor, Downtown, Curitiba, State of Paraná, to take such office until the first meeting of the Board of Directors of the Company to be held after the Annual Shareholders’ Meeting to be held in 2008. It was also approved the practice by the Board of Executive Officers of all measures necessary for the replacement of Mr. José Luiz Marino Liberato for Mr. Maurício Roorda as Superintendent Officer of the whole-owned subsidiary TIM Sul S.A.; (10) in the terms of the draft approved on December 2, 2005 by the Statutory Audit Committee of the Company, approve, unanimously and unrestrictedly, the submission of the proposal of the new version of the Internal Regulations of the body for the decision of the General Meeting of Shareholders referred to in Item (12) below, and the full version of such document is attached hereto; (11) It is hereby stated that the Chairman of the Board of Directors, Mr. Marco Patuano, submitted his resignation letter from such office. It is further stated that such resignation shall be effective only upon election and office of his substitute, who will be elected in the General Meeting of Shareholders of the Company to be called in due course. The other Board members highlighted the results attained and the actions related to the implementation of corporate governance practices, and congratulated him on the performance and leadership of Mr. Marco Patuano, and wished him all success in his future enterprises; and (12) approved, unanimously and unrestrictedly, the call of an Annual Shareholders’ Meeting of the Company to be held within the term set forth in Section 132 of Law 6,404/76, in order to decide on the pertaining matters, and the Special Shareholders’ Meeting of the Company, to be held in a first call on March 16, 2006, in order to decide on the matters contained in items (4) to (6) and (10) above.

CLOSING: With no further issues to discuss, the meeting was closed and these minutes drawn up in summary form, read, approved and signed by all attending directors.

Rio de Janeiro, State of Rio de Janeiro, January 31, 2006.

The enclosed documentation is not an offering document and it does not constitute an offer to sell or a solicitation to acquire any securities. The shares to be issued as a result of the transaction mentioned in the enclosed documentation shall not be registered in accordance with the Securities Act of 1933, and they shall not be offered or sold in the United States of America without the appropriate registration under that Act or an exemption from registration.

Marco Patuano                                                                          Franco Bertone

Isaac Selim Sutton                                                                      Fabiano Gallo
                                                                                                 Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: February 01, 2006	By:	/s/ Paulo Roberto Cruz Cozza
Name: Paulo Roberto Cruz Cozza
Title: Chief Financial Officer